

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Via email
Paul J. Mulano
Chief Financial Officer
Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, Missouri 63141

> **Re:** **Pulaski Financial Corp.**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 17, 2010**
> **File No. 000-24571**
>
> **Form 10-Q for Fiscal Quarter Ended December 31, 2010**
> **Filed February 11, 2011**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 12, 2011**

Dear Mr. Mulano:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief